Laboratory Corporation of America-         PCS Health Systems, Inc.
Registered Trademark- Holdings             9501 East Shea Blvd.
358 South Main Street                      Scottsdale, AZ 85260
Burlington, NC 27215

Contact: 336-584-5171                      Contact: Blair Jackson, 602-391-4138
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Media - Cynthia Jay, ext. 5052                                    www.pcshs.com
Investors - Pamela Sherry, ext. 4855
Shareholder Direct - 800-LAB-0401          FOR IMMEDIATE RELEASE
                  www.labcorp.com          ---------------------



MAIL HANDLERS BENEFIT PLAN SELECTS PCS HEALTH SYSTEMS AND LABCORP-
 REGISTERED TRADEMARK-TO MANAGE LAB BENEFITS FOR 1 MILLION MEMBERS


SCOTTSDALE, Ariz. and BURLINGTON, N.C., April 19, 1999 - PCS Health Systems, the nation's largest pharmaceutical care management company, and Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) [NYSE: LH], one of the largest national clinical laboratory companies in the United States, announced today that they jointly will provide laboratory benefits to the approximately 1 million members of the Mail Handlers Benefit Plan.
     The Mail Handlers Benefit Plan is offered under the auspices of the Federal Employees Health Benefits Program to federal and postal employees and retirees of the Federal Government. PCS currently provides prescription claims administration services to the Mail Handlers Benefit Plan, and will add integrated laboratory benefits to the program.
     The agreement provides enrollees of the Mail Handlers
Benefit Plan and their covered family members with the additional benefit of non-emergency outpatient laboratory services for no out-of-pocket costs, no co-insurance and no deductible through PCS' PERFORMANCE LAB program, a cooperative venture between PCS and LabCorp.
     "With lab tests representing nearly 5 percent of total medical costs, PERFORMANCE LAB gives health plans the opportunity to offer a cost-effective service while improving and simplifying members' care," said Jean-Pierre Millon, president and chief executive officer of PCS. "The scope of LabCorp's operations ensures that patients across the country will be able to benefit from this unique program."
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Mail Handlers Selects PCS and LabCorp
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     LabCorp delivers test results on 240,000 patients daily
through more than 900 patient service facilities serving clients in 50 states.
     "The concept behind PERFORMANCE LAB is an innovation that is much in tune with the needs of today's health care marketplace," said Thomas P. Mac Mahon, LabCorp's president and chief executive officer. "Through it, covered members can be assured of high-quality clinical tests without the burden of managing co-payments, co-insurance or deductibles. At the same time, employers can be confident that they are getting maximum value for their health care spending."
     To receive the laboratory benefit through PCS and LabCorp, members tell their physicians that they would like laboratory tests to be performed at a LabCorp facility. The patient then presents his or her PCS card _ which provides both PERFORMANCE LAB and prescription benefits. When LabCorp collects the specimen and performs the laboratory tests, the patient's claim is processed automatically with no out-of-pocket payment.
     "We're confident that the combined pharmacy/laboratory benefit will be of great value to our members in addition to helping reduce costs," said Jerome J. Palermino, Executive Director of the Mail Handlers Benefit Plan. "We see it as a cutting-edge way to simplify health care delivery and improve quality."
     The Mail Handlers Benefit Plan ranks as one of the top fee-for-service plans offered in the Federal Employees Health
Benefits Program as a result of its excellent customer service and comprehensive benefits. Its superior satisfaction scores have helped it become the second largest plan for Federal and postal employees nationwide. The new PERFORMANCE LAB program is an example of how the Plan continues to offer its members innovative benefits while at the same time saving them money and eliminating paperwork.
     Using its superior information resources, advanced
technology and clinical expertise, PCS Health Systems, Inc. (http://www.pcshs.com) provides managed pharmaceutical-related programs and services that can directly and positively improve the health of patients, and help reduce health care costs. PCS is a subsidiary of Rite Aid Corporation [NYSE, PSE: RAD].
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Mail Handlers Selects PCS and LabCorp
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     Laboratory Corporation of America-Registered Trademark-
Holdings (http://www.labcorp.com) is a national clinical laboratory with annual revenues of $1.6 billion in 1998. With 18,000 employees and over 100,000 clients nationwide, the company offers more than 2,000 clinical tests, ranging from simple blood analyses to more sophisticated technologies. Included in LabCorp's network of 25 major laboratories are three Centers of Excellence. The Center for Molecular Biology and Pathology, in Research Triangle Park (RTP), North Carolina, develops applications for polymerase chain reaction (PCR) technology. Its Center for Occupational Testing in RTP is the world's largest substance abuse testing facility, and the Center for Esoteric Testing in Burlington, North Carolina, performs the largest volume of rare analyses in the network. LabCorp's clients include physicians, state and federal governments, managed care organizations, hospitals, clinics, pharmaceutical and many
Fortune 1000 companies, and other clinical laboratories.

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